Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

June 29, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Amendment No 1 to Form 8-K

Filed May 13, 2011

File No. 000-50000

Dear Mr. Reynolds:

We represent Studio II Brands, Inc. (the ”Company”).  This letter is in regards to your comment letter dated June 17, 2011 (the “Comment Letter”) addressed to the Company in which you request that the Company file its responses within ten (10) business days (i.e. on or before July 1, 2011).

The Company is in the process of preparing its responses to the comments in your Comment Letter, but will be unable to complete those responses on or before July 1, 2011.  The Company is also in the process of preparing its report on Form 10-K for the fiscal year ended March 31, 2011, and a portion of the Comment Letter relates to the financial statements to be included in this 10-K report.  The Company will be unable to file its 10-K report on or before the June 29, 2011 due date, and accordingly, has filed a 12b-25 request for automatic extension of the due date of 10-K.   The extended due date for the 10-K report is July 14, 2011.

The Company intends to file its 10-K report on or before the extended due date of July 14, 2011, and for purposes of consistency, believes that it would be appropriate to delay filing of its responses to the Comment Letter until after its 10-K report has been filed.  Accordingly, on behalf of the Company, we respectfully request an extension until July 15, 2011, in which to file  responses to the Comment Letter. Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s Gary S. Joiner, Esq.